VIA EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Mail Stop 6010
Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, DC 20549

January 30, 2007

Re: Alion Science and Technology Corporation (the “Company”)
Form 10-K for Fiscal Year Ended September 30, 2005
Filed January 31, 2006
File No. 333-89756

Dear Mr. Rosenberg:

With respect to the above captioned filing, we enclose the Company’s response to the questions from the staff of the Securities and Exchange Commission set forth in the most recent comment letter dated January 11, 2007, concerning the Company’s critical accounting policies regarding revenue recognition (Form 10-K page 59). For your convenience, we have repeated the questions below:

“1. Please explain why it is appropriate under GAAP to relieve the liability under purchase accounting set up for anticipated losses against revenue. Clarify why you believe your accounting treatment is appropriate under SOP 81-1.”

We regret that our prior correspondence has not been sufficiently clear regarding the Company’s accounting for contracts acquired in a loss position. We acknowledge that, consistent with the guidance in SOP 81-1, paragraph 88, reserves established for anticipated losses arising from estimates of future expenses in excess of contract value should not be relieved against revenue. The Company acknowledges that under SOP 81-1 a liability to provide for a forward loss properly represents an accrual of estimated expenses which should and would be liquidated against expense as actual costs are incurred and recorded.

In its purchase accounting for the acquisition of Carmel Applied Technologies, Inc. (“CATI”), the Company appropriately applied the guidance in SOP 81-1 to correct errors in CATI’s pre-acquisition revenue recognition and contract accounting that involved two distinct, though related, issues: (1) CATI failed to recognize the full amount of its contract losses; and (2) CATI overstated the revenue it recognized by failing to use estimated costs at completion to determine its percentage of completion. The purchase accounting adjustments recorded by Alion to correct for the errors in the application of SOP 81-1 by CATI took into consideration the status of the CATI contracts at acquisition, had the effect of reversing revenue improperly recognized by CATI, and established a liability for cash payments received by CATI in excess of the correct revenue CATI should have recognized as of the acquisition date. Additionally, adjustments were recorded to appropriately reflect the estimated costs at completion for the acquired contracts, in accordance with SOP 81-1 and SFAS 141.

When Alion acquired the CATI contracts, it assumed the obligation to perform services for which CATI had already received payment. At the time of acquisition, and throughout the entire period of contract performance, the Company regularly updated estimated contract costs at completion and recognized revenue consistent with such estimates. During the post-acquisition period of performance, Alion measured progress toward completion based on the ratio of cost incurred to total estimated cost at completion, as stated in SOP 81-1 paragraph 50. The Company recognized revenue only to the extent of its costs of performance.

We realize that our prior communications have failed to make clear that the total revenue recognized by Alion and CATI (after correcting for CATI’s accounting errors) was only equal to the stated values of the acquired contracts. At no point did either CATI or Alion recognize revenue in excess of contract value. Alion recognized total revenue of $1,884,093 on contracts acquired from CATI in a loss position; as corrected, CATI recognized revenue of $1,543,733. The total revenue recognized of $3,427,826 under SOP 81-1 was equal to the stated value of the CATI contracts.

“2. Please explain why the Company debits revenue when recording anticipated losses under a contract that is not acquired under purchase accounting and why that is appropriate under SOP 81-1.”

As we have stated above, the Company does not debit revenue to record anticipated losses. The Company recognizes anticipated losses as additional contract costs in accordance with SOP 81-1 paragraph 88. The Company does not currently have any contracts with anticipated losses. As such, the Company wishes to make clear that it has never debited revenue to record a forward loss. However, the Company has on occasion, consistent with the guidance in paragraph 83 of SOP 81-1, had to debit revenue as a result of changes in estimated costs at completion that reduced estimated contract profitability and reduced percentage of completion revenue to be recognized at a given point in time. (An example of an adjustment relating to a change in estimate appears in Appendix E of the AICPA Audit and Accounting Guide for Construction Contractors at pages 149-150.) Such changes in estimated costs reduce the contract profit estimated to be earned at completion and thus the estimated profit recognized to date, consistent with progress toward completion. The Company wishes to make clear that such adjustments reflect changes in estimated contract profitability for contracts that remain ultimately profitable and not recognition of a forward loss.

“3. Please represent in writing that your auditors concur with your accounting treatment for anticipated losses under contracts, both acquired and ongoing.”

For the fiscal year ended September 30, 2005, KPMG LLP was the Company’s independent registered public accounting firm. As disclosed in our Current Report on Form 8-K filed on July 11, 2006, Alion retained Deloitte &Touche LLP to serve as the Company’s independent registered public accounting firm for the fiscal year ended September 30, 2006. Both auditors concur with our accounting treatment for anticipated losses under ongoing and acquired contracts.

“4. It does not appear appropriate to record your bad debt expense as a contra-revenue item as you stated in your conference call on November 30, 2006. Please provide us with an analysis of all entries that you record as contra-revenue and your GAAP basis for your accounting treatment.”

We regret any confusion that may have arisen from the conference call on November 30, 2006. The Company respectfully re-iterates its prior comment to the staff that it does not record, and has not ever recorded, bad debt expense as contra-revenue. The Company records bad debt as an expense as displayed on the face of its income statement. Consistent with Rule 5.03 of Regulation S-X, the Company records discounts taken by customers for early payment of the Company’s outstanding accounts receivable as a debit to revenue. The Company recognized $12,781 in discounts for the year ended September 30, 2005 and no discounts for the years ended September 30, 2004, and 2003. Please call the undersigned at 703 918-4493 with any questions.

Alion Science and Technology Corporation

/s/ John M. Hughes
John M. Hughes
Executive Vice President, Chief Financial Officer and Treasurer

cc:	Mary Mast, Review Accountant,
Division of Corporation Finance
Bahman Atefi, Chairman and CEO, Alion
James Fontana, Senior Vice President and General
Counsel, Alion
Michael C. Condro, Deloitte & Touche LLP
Kurt Gabouer, KPMG LLP
Marc Paul, Baker & McKenzie LLP